SUB-ITEM 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS

     (a) On May 26, 2005, the Board approved a name change for the California Intermediate-Term Tax-Free fund to the California Tax-Free Bond fund. The fund's investments will now include quality debt securities of all maturity ranges. Prior to the change, the fund's investments were focused on debt securities with a 5-10 year weighted average maturity. (b) N/A
(c)      N/A
(d)      N/A
(e)      N/A
(f)      N/A
(g)      N/A